Deloitte LLP 700, 850 - 2 Street SW Calgary AB T2P 0R8 Canada Tel: 403-267-1700 Fax: 403-264-2871 www.deloitte.ca

November 7, 2014

Alberta Securities Commission
4th Floor, 300 – 5 Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission

701 West Georgia Street

PO Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

Re:

Renaissance Oil Corp.

We have read the notice of change of auditor (the "Notice") of Renaissance Oil Corp. dated November 6, 2014 which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company. This confirmation is based on our knowledge of the information at this date.

Yours truly,

Chartered Accountants